Trinity Capital, Inc.

1 N. 1st Street, Third Floor

Phoenix, Arizona 85004

(480) 374-5350

May 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

Re: Withdrawal of Confidential Draft Registration Statement on Form N-2 (File No. 377-03138)

Ladies and Gentlemen:

Trinity Capital, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the confidential draft Registration Statement on Form N-2 (File No. 377-03138), together with all amendments and exhibits thereto (the “Draft Registration Statement”).

The Draft Registration Statement has not been declared effective by the Commission. At this time, the Company is no longer in need of the Draft Registration Statement as the selling shareholders are not planning to conduct any sales of securities under the Draft Registration Statement. For this reason, the Company is seeking to withdraw the Draft Registration Statement.

Any questions or comments regarding this letter should be directed to our counsel, Stephani Hildebrandt of Eversheds Sutherland (US) LLP, at 202-383-0845.

Sincerely,
TRINITY CAPITAL, INC.

By:	/s/ Sarah Stanton
Sarah Stanton
General Counsel, Chief Compliance Officer, and Secretary